Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Six Months Ended June 30, 2017
Income before income taxes	$1,656
Add: Total fixed charges (per below)	1,038
Less: Interest capitalized	(24)

Total earnings before income taxes	$2,670

Fixed charges:
Interest	$544
Portion of rental expense representative of the interest factor	494

Total fixed charges	$1,038

Ratio of earnings to fixed charges	2.6